EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended March 31,
($ in millions)	2016	2015
Earnings including interest on deposits (1):
Income before income tax expense	$8,081	8,163
Less: Net income from noncontrolling interests	52	80
Income before income tax expense and after noncontrolling interests	8,029	8,083
Fixed charges	1,408	1,077
	$9,437	9,160

Fixed charges (1):
Interest expense	$1,305	977
Estimated interest component of net rental expense	103	100
	$1,408	1,077

Ratio of earnings to fixed charges (2)	6.70	8.51

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,029	8,083
Fixed charges	1,101	819
	$9,130	8,902

Fixed charges:
Interest expense	$1,305	977
Less: Interest on deposits	307	258
Estimated interest component of net rental expense	103	100
	$1,101	819

Ratio of earnings to fixed charges (2)	8.29	10.87

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.